Exhibit 99.1

Qihoo 360 Reports Third Quarter 2014 Unaudited Financial Results

BEIJING, November 24, 2014 -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter Financial Highlights(1)

●	Revenues were $376.4 million, a 100.3% increase from $187.9 million in the third quarter of 2013.

●	Net income attributable to Qihoo 360 was $57.7 million, compared to $44.5 million in the third quarter of 2013.

●	Non-GAAP net income attributable to Qihoo 360(1) was $89.5 million, compared to $61.5 million in the third quarter of 2013.

●	Diluted earnings per ADS(2) (“EPADS”) attributable to Qihoo 360 was $0.44, compared to $0.35 in the same period last year.

●	Non-GAAP diluted EPADS attributable to Qihoo 360(1) was $0.63, compared to $0.47 in the same period last year.

Third Quarter Operating Metrics

●	Total monthly active users of Qihoo 360’s PC-based products and services reached 495 million in September 2014, compared to 465 million in September 2013(3).

●	User penetration of Qihoo 360’s PC-based products was 94% in September 2014, compared to 94% in September 2013(3).

●	Total smartphone users of Qihoo 360’s primary mobile security product(4) reached a record of 673 million in September 2014, compared to 408 million in September 2013(5).

●	Monthly active users of Qihoo 360’s PC browsers were 357 million in September 2014, compared to 342 million in September 2013(3).

●	User penetration of Qihoo 360’s PC browsers was 68% in September 2014, compared to 69% in September 2013(3).

●	Average daily unique visitors to the 360 Personal Start-up Page and its sub-pages were 129 million in the third quarter of 2014, compared to 126 million in the third quarter of 2013(5).

●	Average daily clicks on Qihoo 360’s Personal Start-up Page and its sub-pages were approximately 723 million in the third quarter of 2014, compared to 681 million in the third quarter of 2013(5).

(1)	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled "About Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures" at the end of the press release.

(2)	American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

(3)	User and market penetration data is based on data from iResearch as of September 2014 and September 2013.

(4)	360 Mobile Safe is the Company’s primary mobile security product.

(5)	Company data as of September 2014 and September 2013.

“We are pleased to deliver another quarter of strong growth and solid operational metrics,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “Not only did we maintain our leadership position in key PC-related product categories during the quarter, but we continued to make a significant transition to the important mobile Internet market. The number of Chinese smartphone users of our key mobile security product, 360 Mobile Safe, reached 673 million in the third quarter, further strengthening our leading position in Internet security in China. In addition, our Android-based app store, 360 Mobile Assistant, continues to lead the market with the largest Android app distribution market share despite intense competition. Our goal is to maintain our leadership position in this market in the future.”

“As we take 30% of PC search traffic share and continue to gain more, we have started to allocate significantly more resources to support product development for and market penetration of our mobile search. We already made noticeable progress in this area in the third quarter and are confident that we can achieve our near-term and long-term targets in mobile search. Strategically, we are proactively strengthening our mobile platform and our position in the Chinese mobile Internet ecosystem through both internal development and external strategic partnerships.

Mr. Xiangdong Qi, President of Qihoo 360, added, “We are excited to see continued robust growth in key areas of our business. Online advertising grew 67% year-over-year, supported by strong contributions from both search and mobile monetization and deepening monetization of our user traffic. Internet value-added services continue to show strong momentum with revenue growth of 158%, driven by strength in both PC and mobile games. Since we began monetizing our search and mobile products at the beginning of 2013 we have made significant progress, and are encouraged by the results. While search and mobile monetization are still in their early stages, we believe they represent a substantial long-term growth opportunity for our company. At the end of the third quarter, we launched a few advertising platforms that are designed to help us better monetize our display and search advertising inventories, as well as target the increasing demand in mobile O2O market. We have received very encouraging responses to these new platforms from our customers. We will continue to make significant investments in the coming quarters to strengthen our brand and market position, and to improve our products and technology, particularly in mobile Internet-related areas.”

Third Quarter 2014 Results

Revenues

Revenues were $376.4 million, representing an increase of 100.3% from $187.9 million in the third quarter of 2013 and an increase of 18.4% from $317.9 million in the second quarter of 2014. The robust year-over-year growth was due to strong performance in both online advertising and Internet value-added services, driven by continued strong ramp in search and mobile monetization.

Online advertising revenues were $201.9 million, up 67.2% from the same period last year and 17.9% from the prior quarter. The strong year-over-year increase was primarily driven by incremental contribution from search and mobile advertising and increased monetization of user activities on 360 Personalized Start-up Pages. Strong momentum in search also supported solid sequential growth, partially offset by the impact from a shift in certain customer’s spending priority in Personalized Start-up Pages.

Internet value-added service revenues, which are mainly derived from game platform operations, were $172.8 million, up 157.7% from the same period last year and 18.2% from the prior quarter. The robust year-over-year and sequential growth was mainly driven by the strong ramp in mobile games, and solid growth in PC games and other Internet value-added services.

Cost of Revenues

Cost of revenues were $85.4 million, compared to $25.9 million in the third quarter of 2013 and $66.6 million in the second quarter of 2014, representing increases of 229.6% and 28.2%, respectively.

Operating Expenses

Operating expenses were $225.5 million, compared to $111.2 million in the third quarter of 2013 and $208.3 million in the second quarter of 2014. Non-GAAP operating expenses(1) were $200.1 million, compared to $95.3 million in the third quarter of 2013 and $182.6 million in the prior quarter.

Operating Income

Operating income was $68.0 million, compared to $50.8 million in the third quarter of 2013 and $43.9 million in the prior quarter.

Non-GAAP operating income(1) was $93.3 million, compared to $66.7 million in the third quarter of 2013 and $69.7 million in the prior quarter.

Operating margin was 18.1%, compared to 27.0% in the third quarter of 2013 and 13.8% in the prior quarter.

Non-GAAP operating margin(1) was 24.8%, compared to 35.5% in the third quarter of 2013 and 21.9% in the prior quarter.

The year-over-year decline in non-GAAP operating margin(1) was mainly due to increased marketing and promotional expenses, personnel-related costs, and bandwidth and equipment depreciation expenses. The sequential improvement in non-GAAP operating margin(1) was mainly due to leverage from strong revenue growth and improved cost efficiency.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $57.7 million, compared to $44.5 million in the third quarter of 2013 and $39.1 million in the prior quarter.

Non-GAAP net income(1) attributable to Qihoo 360 was $89.5 million, compared to $61.5 million in the third quarter of 2013 and $69.2 million in the prior quarter.

Net Margin

Net margin was 15.3%, compared to 23.7% in the same period last year, and 12.3% in the prior quarter.

Non-GAAP net margin(1) was 23.8%, compared to 32.7% in the same period last year and 21.8% in the prior quarter.

Diluted Earnings per ADS

Diluted EPADS for the third quarter of 2014 was $0.44, and non-GAAP diluted EPADS(1) for the third quarter of 2014 was $0.63. The non-GAAP weighted average ADS(1) used in computing diluted non-GAAP diluted EPADS(1) was approximately 142 million.

Cash Flows and Balance Sheet

Net cash generated from operations in the third quarter of 2014 was $91.4 million, compared to $75.0 million in the same period last year and $57.7 million in the prior quarter. Cash capital expenditures were $21.8 million. As of September 30, 2014, the Company had cash and cash equivalents of approximately $1.68 billion.

Business Outlook

For the fourth quarter of 2014, the Company expects revenues to be between $410 million and $415 million, representing a year-over-year increase of 85% to 87% and quarter-over-quarter increase of 9% to 10%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 7:30 a.m. Eastern Time on Tuesday, November 25, 2014 (8:30 p.m. Beijing time on November 25, 2014).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004

International Dial In:	+65 6723 9381

Hong Kong Dial In:	+852-3018-6771

Passcode:	33982392

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time on November 25, 2014 through 10:30 p.m. Eastern Time on December 3, 2014. The dial-in details for the replay are:

International Dial In:	+61 2 8199 0299

US Dial In:	+1 646-254-3697

Passcode:	33982392

A live webcast of the conference call will be available on the investor relations section of Qihoo 360's website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, the management's quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 25, 2014.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and interest expense of Convertible Senior Notes. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel:	+86 10-5878-1574

E-mail:	ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley or Glenn Garmont

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	September 30
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	1,013,465	1,683,890
Restricted cash	2,368	623
Short-term investments	748	21,897
Accounts receivable (net of allowance for doubtful accounts of $145 and $1,011 as of December 31, 2013 and September 30, 2014, respectively)	54,598	118,761
Prepaid expenses and other current assets	83,409	317,840
Deferred tax assets – current	3,129	3,990
Total current assets	1,157,717	2,147,001
Property and equipment, net	163,864	265,450
Land use rights, net	75,698	140,395
Acquired intangible assets, net	17,248	39,179
Goodwill	29,509	203,462
Long-term investments	84,293	287,366
Other noncurrent assets	39,621	45,087
Deferred tax assets – noncurrent	946	1,691
TOTAL ASSETS	1,568,896	3,129,631
LIABILITIES
Current liabilities:
Short-term loan (including short-term loan of the consolidated
VIEs without recourse to Qihoo 360 Technology Co. Ltd of
$1,322 and $2,004 as of December 31, 2013 and September 30, 2014, respectively)	1,322	2,004
Accounts payable (including accounts payable of the consolidated
VIEs without recourse to Qihoo 360 Technology Co. Ltd. of
$22,856 and $94,088 as of December 31, 2013 and September 30, 2014, respectively)	25,030	109,072
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of
$77,170 and $148,063 as of December 31, 2013 and September 30, 2014, respectively)	120,935	249,516
Deferred revenue-current (including deferred revenue-current of the
consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $30,717 and $47,038 as of December 31, 2013 and September 30, 2014, respectively)	46,632	73,557
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $5,546 and $15,099 as of December 31, 2013 and September 30, 2014, respectively)	14,679	16,337

Total current liabilities	208,598	450,486

Deferred tax liabilities – noncurrent	2,676	6,004
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $664 and $744 as of December 31, 2013 and September 30, 2014, respectively)	3,544	2,604
Long-term debt	600,000	1,635,000

TOTAL LIABILITIES	814,818	2,094,094
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	736,893	952,488
Noncontrolling interest	17,185	83,049
Total equity	754,078	1,035,537
TOTAL LIABILITIES AND EQUITY	1,568,896	3,129,631

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Income

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2013	September 30, 2014
Revenues:	187,928	317,914	376,397	449,471	959,453
Cost of revenues:	25,906	66,626	85,399	57,658	202,415
Subsidy income	2	920	2,493	5	3,413
Operating expenses:
Selling and marketing	28,057	84,907	91,547	79,116	245,187
General and administrative	14,707	22,511	26,356	39,520	70,633
Product and development	68,458	100,931	107,631	179,000	293,205
Total operating expenses	111,222	208,349	225,534	297,636	609,025

Income from operations	50,802	43,859	67,957	94,182	151,426
Interest income	2,155	4,999	5,689	5,370	15,608
Interest expenses	(1,186)	(4,462)	(6,498)	(1,186)	(15,275)
Other income	334	247	361	451	859
Exchange gain (loss)	418	564	3,952	2,203	(7,773)
Impairment loss on long-term investments	-	(1,956)	(361)	(1,301)	(2,317)
Loss on disposal of a subsidiary	(1,144)	-	-	(1,144)	-
Gain on sales of short-term and long-term investments	999	8,445	2,958	999	39,055
Income before income tax expense and loss from equity method investments	52,378	51,696	74,058	99,574	181,583
Income tax expense	(7,798)	(10,991)	(13,492)	(14,293)	(30,372)
Loss on equity method investments	(656)	(3,730)	(5,098)	(2,582)	(10,846)
Net income	43,924	36,975	55,468	82,699	140,365

Add: Net loss attributable to noncontrolling interest	532	2,149	2,235	305	5,583

Net income attributable to Qihoo 360 Technology Co. Ltd	44,456	39,124	57,703	83,004	145,948

Net income per ordinary share-basic	0.25	0.21	0.31	0.46	0.79
Net income per ordinary share-diluted	0.23	0.20	0.29	0.44	0.74

Weighted average shares used in calculating net income per ordinary share- basic (in millions)	181	185	186	180	185
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)	197	198	198	192	198

(a): 3 Ordinary Shares = 2 ADSs

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended
	September 30, 2013	September 30, 2014
Cash flows from operating activities:
Net income	43,924	55,468
Share-based compensation	15,874	25,388
Depreciation and amortization	11,349	21,388
Amortization of land use right	435	564
Loss (gain) on disposal of fixed assets	1	(9)
Loss on disposal of a subsidiary	1,144	-
Loss on equity method investments	656	5,098
Impairment loss on long-term investments	-	361
Gain on sales of short-term and long-term investments	(999)	(2,958)
(Gain) loss resulting from nonoperating activities	(68)	31
Provision of allowance for doubtful accounts	-	873
Changes in operating assets and liabilities	2,657	(14,784)
Net cash provided by operating activities	74,973	91,420

Cash flows from investing activities:
Decrease in restricted cash	-	3,388
Purchase of property and equipment and intangible assets	(32,195)	(21,780)
Proceeds from disposal of property and equipment and intangible assets	-	63
Payment for short-term and long-term investments	(3,028)	(122,627)
Proceeds from sales of short-term and long-term investments	2,365	8,470
Net cash paid in connection with business acquisitions	(8,591)	(84,233)
Deconsolidation of a subsidiary	(3,306)	-
Net cash used in investing activities	(44,755)	(216,719)

Cash flows from financing activities:
Capital contribution from noncontrolling interest	653	-
Cash paid for purchase of noncontrolling interest in a subsidiary	-	(650)
Proceeds from issuance of Convertible Bonds(net of issuance cost of $12,150 and $18,630 as of September 30, 2013 and September 30, 2014, respectively)	587,850	1,016,370
Proceeds from exercise of share option	6,234	6,602
Payment for short-term loans	-	(2,554)

Net cash provided by financing activities	594,737	1,019,768

Effect of exchange rate changes	647	2,600
INCREASE IN CASH	625,602	897,069
CASH, BEGINNING OF PERIOD	377,981	786,821
CASH, END OF PERIOD	1,003,583	1,683,890

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended September 30, 2013				Three Months Ended June 30, 2014				Three Months Ended September 30, 2014
	GAAP	Adjustment (a)	Adjustment (b)	Non- GAAP	GAAP	Adjustment (a)	Adjustment (b)	Non- GAAP	GAAP	Adjustment (a)	Adjustment (b)	Non- GAAP

Operating expenses	$111,222	$(15,874)	-	$95,348	$208,349	$(25,798)	-	$182,551	$225,534	$(25,388)	-	$200,146

Income from operations	$50,802	$15,874	-	$66,676	$43,859	$25,798	-	$69,657	$67,957	$25,388	-	$93,345
Operating margin	27.0%			35.5%	13.8%			21.9%	18.1%			24.8%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$44,456	$15,874	$1,186	$61,516	$39,124	$25,798	$4,325	$69,247	$57,703	$25,388	$6,434	$89,525
Net margin	23.7%			32.7%	12.3%			21.8%	15.3%			23.8%
Diluted earnings per ADS	$0.35			$0.47	$0.30			$0.50	$0.44			$0.63

	Nine Months Ended September 30, 2013				Nine Months Ended September 30, 2014
	GAAP	Adjustment (a)	Adjustment (b)	Non-GAAP	GAAP	Adjustment (a)	Adjustment (b)	Non-GAAP

Operating expenses	$297,636	$(45,803)	-	$251,833	$609,025	$(71,118)	-	$537,907

Income from operations	$94,182	$45,803	-	$139,985	$151,426	$71,118	-	$222,544
Operating margin	21.0%			31.1%	15.8%			23.2%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$83,004	$45,803	$1,186	$129,993	$145,948	$71,118	$15,038	$232,104
Net margin	18.5%			28.9%	15.2%			24.2%
Diluted earnings per ADS	$0.66			$1.01	$1.11			$1.67

(a):	Adjustment to exclude the share-based compensation expense of each period.

(b):	Adjustment to exclude the interest expense of Convertible Senior Notes of each period.